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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended



                       TXU Europe Merchant Properties Ltd.
                       -----------------------------------
                                 Wherstead Park
                                    Wherstead
                                     Ipswich
                                     Suffolk
                                     England
                                     IP9 2AQ

                        (Name of foreign utility company)





                                    TXU CORP.
                                    ---------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


       This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                                Hunton & Williams
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                 August 19, 2002


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         TXU Corp. (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that TXU Europe Merchant Properties Ltd. ("TXU EMP") is, and on behalf of TXU EMP claims status for TXU EMP as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Company, through a subsidiary company (other than the Company's existing domestic public utility companies), owns 100% of the outstanding voting securities of TXU EMP.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is TXU Europe Merchant Properties Ltd., a privately held company incorporated in England, the business address of which is Wherstead Park, Wherstead, Ipswich, Suffolk, England IP9 2AQ.

         TXU EMP owns the generator unit described as follows:

             o Ironbridge - a 970 mega-watt coal fired station located near Telford in the county of Shropshire, England.

         TXU EMP operates but does not own the generator unit described as follows:

             o High Marnham - a 945 mega-watt coal-fired station located at Newark in the county of Nottinghamshire, England.

         The known shareholders that own 5% or more of TXU EMP's voting securities are:

             o TXU Europe Power Limited, a wholly-owned indirect subsidiary of the Company, which owns 100% of TXU EMP's voting securities, England.

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The domestic associate public-utility companies of TXU EMP are Oncor Electric Delivery Company (a successor in interest to TXU Electric Company) ("Oncor") and TXU Gas Company ("TXU Gas"). The only relationship among Oncor, TXU Gas and TXU EMP will be that their holding company is the Company. The Company

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS - PAGE 2

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         indirectly owns all the outstanding voting stock of Oncor and directly owns all the outstanding stock of TXU Gas. Oncor did not pay any portion of the purchase price. TXU Gas did not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(s) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. Certification(s) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(s) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(s) HAVE BEEN FILED.

         A true and correct copy of the Public Utility Commission of Texas certification letter dated November 4, 1999, filed previously with the Commission on or about November 5, 1999, is hereby incorporated herein by reference. A true and correct copy of the Railroad Commission of Texas certification letter dated February 4, 1998, filed previously with the Commission on or about February 17, 1998, is hereby incorporated herein by reference.

         The Public Utility Commission of Texas certification letter was expressly made applicable to all future foreign utility companies ventures in which the Company or its subsidiaries may seek to obtain an ownership interest; provided, that if the Company intends to make a FUCO investment with recourse to the Company that would cause the Company's aggregate investment in foreign utility companies and foreign exempt wholesale generators to exceed 60% of its consolidated net worth, the Company shall obtain additional certification from the Public Utility Commission of Texas prior to completing such investment. THE INVESTMENT IN TXU EMP DOES NOT CAUSE THE COMPANY'S AGGREGATE INVESTMENT TO EXCEED 60% OF ITS CONSOLIDATED NET WORTH.

         The Railroad Commission of Texas certification letter was expressly made applicable to all future foreign utility company ventures in which the Company or its subsidiaries may seek to obtain an ownership interest.

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS - PAGE 3



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         SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                TXU Corp.

                                            By:  /s/ PETER B. TINKHAM
                                                --------------------------
                                                Peter B. Tinkham
                                                Secretary/Assistant Treasurer

Date:    August 19, 2002

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS - PAGE 4